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                                                                    EXHIBIT 99.5

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
                      AS ADOPTED PURSUANT TO SECTION 906 OF
                         THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the "Company") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Stefan
E. Hayden, President of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

     1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:      /s/ S.E.HAYDEN
         ----------------------------
         Stefan E. Hayden, President
         Caledonia Mining Corporation

A signed original of this written statement required by Section 906 has been provided by Stefan E. Hayden and will be retained by Caledonia Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
                      AS ADOPTED PURSUANT TO SECTION 906 OF
                         THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the "Company") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Steven
W. Poad, Vice President Finance of the Company, certify, pursuant to 18 U.S.C.
section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

     3. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     4. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:      /s/ S.W.POAD
         --------------------------------------
         Steven W. Poad, Vice President Finance
         Caledonia Mining Corporation

A signed original of this written statement required by Section 906 has been provided by Steven W. Poad and will be retained by Caledonia Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.